CUSIP NO. 60743F102

OMB APPROVAL OMB Number: 3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MOBIQUITY TECHNOLOGIES, INC.. formerly Ace Marketing & Promotions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743F102

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60743F102	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clyde Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,300,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,300,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON* IN

* Based upon 45,383,682 shares outstanding as of June 30, 2013, plus 1,150,000 warrants owned by Mr. Berg for a total of 46,533,682 shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 60743F102	Page 3 of 4 Pages

 Item 1.     Security and Issuer

This statement relates to the Common Stock of Mobiquity Technologies, Inc., formerly Ace Marketing & Promotions, Inc. (the “Issuer”). The Issuer’s executive office is located at 600 Old Country Road, Suite 541, Garden City, NY 11530.

Item 2.     Identity and Background

(a)	Clyde Berg

(b)	10050 Bandley Drive, Cupertino, CA 95014

(c)	Real estate investor

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.     Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.     Purpose of Transactions

(a) - (j) Not applicable.

Item 5.     Interest in Securities of the Issuer

(a) - (b) As of June 30, 2013, the Issuer has outstanding 45,383,682 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 4,300,000 shares of Common Stock (inclusive of outstanding warrants to purchase 1,150,000 shares), representing 9.2% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him.

(c) On June 4, 2013, the Issuer issued to the Reporting Person 500,000 shares of Common Stock and Class BB Warrants to purchase 250,000 shares of Common Stock exercisable at $.50 per share through December 15, 2017, at a purchase price of $150,000, which monies were paid to the Issuer on or about April 23, 2013.

(d) - (e) Not Applicable

SCHEDULE 13D

CUSIP No. 60743F102	Page 4 of 4 Pages

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.     Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2013

Signature By:	/s/Clyde Berg Clyde Berg